82-3159

Theralase™ Technologies Inc. Photo-Dynamic Therapy

SUITE 1240 • 70 YORK STREET • TORONTO • ONTARIO • M5J 1S9
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:theralase@atlantor.com



PRESS RELEASE

FOR IMMEDIATE RELEASE

SUBJECT: **Theralase Technologies Cancer Therapy Collaboration with Virginia Tech Presented at American Chemical Society Convention. Theralase also Reports Improved 2004 Financial Performance.**

Toronto; 29 March 2005 -- **Theralase Technologies Inc. (TSXV/NEX: TLT.H & OTC BB:TLTFF)** announced that Virginia Tech researchers reviewed the Company's collaborative cancer therapy project in a paper presented to the 229th American Chemical Society Convention held in March. The joint program employs Theralase photo-dynamic medical laser capabilities to generate sub-cutaneous light energy to react with proprietary mixed-metal compounds which are injected and concentrate in anomalous cancer tumour sites. Theralase's proprietary photo-dynamic technology is capable of delivering effective light energy below the skin surface to activate the injected mixed-metal complexes which are specially designed to attack the targeted cancer tumours.

Theralase also reports an improved financial performance for the 2004 fiscal year. Preliminary unaudited accounts indicate that the Company will record its initial operating profitability and a positive cash flow for the year. Audited accounts will be available about mid-April.

Theralase Technologies Inc. designs, develops, manufactures and sells proprietary, innovative, higher-powered, super-pulsed, therapeutic laser equipment for a range of applications in photo-dynamic medical therapy. The Theralase technology platform is focused on market-oriented applications in several diverse healthcare sectors -- firstly, for non-invasive pain management, control and therapy applied to treat musculo-skeletal arthritic and rheumatoidal disorders -- secondly, to bio-stimulate and accelerate wound care and healing, including bone fracture regeneration and for osteoporosis conditions -- and thirdly, employing proprietary photo-dynamic laser therapy to attack specially-targeted cancerous growths.

Further Information -- Contact:
S. Donald Moore, President
Phone: (416) 368-4440